Via Facsimile and U.S. Mail
Mail Stop 6010

December 5, 2008

Mr. Garry McHenry
All State Properties Holdings, Inc.
President, Chief Executive Officer,
Chief Financial Officer, and Sole Director
106 Glenwood Drive South
Liverpool, NY 13090

> **Re: All State Properties Holdings, Inc.**
> **Item 4.01 Form 8-K**
> **File No. 000-12895**

Dear Mr. McHenry:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Tabatha Akins
Staff Accountant